U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549
                             FORM 4
          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

(  )  Check this box if no longer subject to Section 16.
      Form 4 or Form 5 obligations may continue.  See Instructions 1(b)

1.    Name and Address of Reporting Person:
      Rau, Eberhard W.
      34 Linnell Circle
      Nutting Lake, MA  01865

2.    Issuer Name and Ticker or Trading Symbol:
      Computer Devices, Inc. (CTDV)

3.    IRS or Social Security Number of Reporting Person (Voluntary):

4.    Statement for Month/Year:
      April 1998

5.    If Amendment, Date of Original (Month/Year):

6.    Relationship of Reporting Person to Issuer (Check all applicable):
      ( )Director        (X)Officer (Treasurer)
      ( )10% Owner       ( ) Other (specify below):


                              TABLE I

   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
   ----------------------------------------------------------------------

No reporting information for this table.


                              TABLE II

   Derivative Securities Acquired, Disposed of, or Beneficially Owned
     (e.g., puts, calls, warrants, options, convertible securities)
   ------------------------------------------------------------------


1. Title of Derivative Security:           Option to buy Class A Common Stock.

2. Exercise Price of Derivative Security:  $0.25.

3. Transaction Date:                       April 17, 1998.

4. Transaction Code:                       J.

5. Number of Derivative Securities:        Acquired 85,000.

6. Exercisable and Expiration Dates:       The option is exercisable in
                                           cumulative increments of up to 25%
                                           each on the first through fourth
                                           anniversaries of the date of grant
                                           and expires April 17, 2003.

7. Title and Amount of Underlying Securities:     85,000 shares of Class A
                                                  Common Stock.


NOTE:     As of April 30, 1998 the reporting person held directly:
          (a) the option referred to above.
          (b) an option to buy up to 25,000 shares of Class A Common
              Stock @ $0.04 per share expiring October 18, 2001.
          (c) an option to buy up to 40,000 shares of Class A Common
              Stock @ $0.15 per share expiring November 23, 1999.
          (d) 721 shares of Class A Common Stock (convertible to 721 shares of Class B Common Stock).

          As of April 30, 1998 the reporting person held indirectly:
          (a) 916 shares of Class A Common Stock owned by spouse(convertible to 916 shares of Class B Common Stock).


S/ Eberhard W. Rau                           May 11, 1998
------------------------                     ----------------
**Signature of Reporting Person              Date

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).